FOSCHINI

FOSCHINI LIMITED

082-04044

Furnished pursuant to

Rule 12g3 – 2(b)/FOSCHINI

LIMITED ~~333-6380~~

RECEIVED

UNAUDITED INTERIM PR

for the half-year ended September 2007

PROCESSED

DEC 0 4 2007

THOMSON
FINANCIAL

SUPPL

Highlights

- Retail turnover up 8,8% to R3,7 billion
- Profit before tax up 12,5% to R804,9 million
- Headline earnings per share up 12,2% to 236,0 cents
- Interim dividend declared increased 18,0% to 118,0 cents per share
- Sustained strong balance sheet



07028347



CONSOLIDATED INCOME STATEMENT

	26 weeks ended 30.09.2007 Unaudited Rm	26 weeks ended 30.09.2006 Unaudited Rm	% change	52 weeks ended 31.03.2007 Audited Rm
Revenue (note 5)	**4 428,6**	3 941,6		8 431,7
Retail turnover	**3 666,3**	3 370,2	8,8	7 230,0
Cost of turnover	**2 153,5**	1 982,9		4 195,1
Gross profit	**1 512,8**	1 387,3		3 034,9
Interest received (note 6)	**510,2**	424,3		873,8
Dividends received	**8,2**	5,0		22,8
Net trading expenses (note 7)	**(1 167,9)**	(1 070,7)		(2 044,5)
Operating profit before finance charges	**863,3**	745,9	15,7	1 887,0
Interest paid	**58,4**	30,3		104,7
Profit before tax	**804,9**	715,6	12,5	1 782,3
Income tax expense	**261,8**	235,7		590,3
Profit for the period	**543,1**	479,9		1 192,0
Attributable to:				
Equity holders of Foschini Limited	**493,2**	442,4		1 119,2
Minority interest	**49,9**	37,5		72,8
Profit for the period	**543,1**	479,9	13,2	1 192,0
Reconciliation of attributable profit to headline earnings				
Profit attributable to equity holders of Foschini Limited	**493,2**	442,4		1 119,2
Headline earnings	**493,2**	442,4	11,5	1 119,2
Earnings per ordinary share (cents)				
Basic	**236,0**	210,3	12,2	534,2
Headline	**236,0**	210,3	12,2	534,2
Diluted (basic)	**230,7**	203,9	13,2	514,8
Diluted (headline)	**230,7**	203,9	13,2	514,8
Dividend per ordinary share (cents)				
Interim	**118,0**	100,0		100,0
Final	**–**	–		170,0
Total	**118,0**	100,0	18,0	270,0
Dividend cover (times)	**2,0**	2,1		2,0

CONSOLIDATED BALANCE SHEET

	Sept. 2007 Unaudited Rm	Sept. 2006 Unaudited Rm	March 2007 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**829,3**	732,0	782,1
Goodwill and intangible assets	**32,6**	31,2	30,9
Preference share investment	**200,0**	200,0	200,0
Loans	**1,5**	4,7	2,9
Private label card receivables	**178,4**	130,4	155,0
Loan receivables	**651,7**	520,2	706,3
Participation in export partnerships	**101,8**	104,0	103,5
Deferred taxation	**179,7**	152,1	179,7
	2 175,0	1 874,6	2 160,4
Current assets			
Inventory (note 8)	**1 338,3**	1 177,6	1 292,9
Trade receivables – retail	**2 243,0**	2 101,2	2 235,2
Private label card receivables	**773,0**	462,2	671,7
Other receivables and prepayments	**84,7**	73,4	186,6
Loan receivables	**147,8**	339,8	160,2
Participation in export partnerships	**6,1**	9,3	7,6
Cash	**72,1**	65,8	69,1
	4 665,0	4 229,3	4 623,3
Total assets	**6 840,0**	6 103,9	6 783,7
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited	**3 381,9**	3 382,9	3 823,6
Minority interest	**265,9**	146,0	181,3
Total equity	**3 647,8**	3 528,9	4 004,9
Non-current liabilities			
Interest-bearing debt	**1 675,7**	862,9	1 014,6
Operating lease liability	**133,1**	118,8	121,0
Deferred taxation	**146,8**	149,6	146,8
	1 955,6	1 131,3	1 282,4
Current liabilities			
Short-term loans	**9,7**	7,5	5,9
Trade and other payables	**1 076,8**	960,0	1 139,1
Taxation payable	**20,6**	366,5	234,7
Employee benefit accruals	**129,5**	109,7	116,7
	1 236,6	1 443,7	1 496,4
Total liabilities	**3 192,2**	2 575,0	2 778,8
Total equity and liabilities	**6 840,0**	6 103,9	6 783,7

CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2007 Unaudited Rm	Sept. 2006 Unaudited Rm	March 2007 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes (note 10)	**470,5**	435,8	1 191,5
Increase in working capital	**(3,1)**	(37,5)	(218,1)
Cash generated by operations	**467,4**	398,3	973,4
Increase in private label card receivables	**(124,7)**	(112,5)	(346,6)
Decrease (increase) in loan receivables	**67,0**	(42,5)	(49,0)
Interest received	**510,2**	424,3	873,8
Interest paid	**(58,4)**	(30,3)	(104,7)
Taxation paid (note 11)	**(475,9)**	(201,4)	(718,2)
Dividends received	**8,2**	5,0	22,8
Dividends paid	**(437,0)**	(344,5)	(552,2)
Net cash (outflows) inflows from operating activities	**(43,2)**	96,4	99,3
Cash flows from investing activities			
Purchase of property, plant and equipment	**(146,5)**	(165,5)	(304,4)
Proceeds from sale of property, plant and equipment	**2,7**	1,9	4,0
Acquisition of client list	**(2,8)**	–	(2,8)
Decrease in participation in export partnerships	**3,2**	3,8	6,0
Decrease (increase) in loans	**1,4**	(0,6)	1,2
Proceeds on dilution of interest in subsidiary	**211,6**	183,3	183,3
Net cash inflows (outflows) from investing activities	**69,6**	22,9	(112,7)
Cash flows from financing activities			
Shares purchased by share trust and subsidiary	**(760,4)**	(181,8)	(288,4)
Proceeds on delivery of shares by share trust	**72,1**	0,4	92,9
Increase in interest-bearing debt	**661,1**	65,9	217,6
Increase (decrease) in short-term loans	**3,8**	(0,5)	(2,1)
Net cash (outflows) inflows from financing activities	**(23,4)**	(116,0)	20,0
Net increase in cash and cash equivalents during the period	**3,0**	3,3	6,6
Cash and cash equivalents at the beginning of the period	**69,1**	62,5	62,5
Cash and cash equivalents at the end of the period	**72,1**	65,8	69,1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2006	3 267,9	88,9	3 356,8
Profit for the half-year	442,4	37,5	479,9
Change in degree of control	–	71,2	71,2
Profit on dilution of interest in subsidiary	112,1	–	112,1
Share-based payments reserve movements	9,0	–	9,0
Dividends paid	(292,9)	(51,6)	(344,5)
Proceeds on delivery of shares by share trust	0,4	–	0,4
Shares purchased by share trust	(181,8)	–	(181,8)
Unrealised gain on hedging instruments	25,8	–	25,8
Equity at 30 September 2006	3 382,9	146,0	3 528,9
Profit for the half-year	676,8	35,3	712,1
Share-based payments reserve movements	10,2	–	10,2
Dividends paid	(207,7)	–	(207,7)
Proceeds on delivery of shares by share trust	92,5	–	92,5
Shares purchased by share trust	(106,6)	–	(106,6)
Unrealised loss on hedging instruments	(24,5)	–	(24,5)
Equity at 31 March 2007	3 823,6	181,3	4 004,9
Profit for the half-year	493,2	49,9	543,1
Change in degree of control	–	119,5	119,5
Profit on dilution of interest in subsidiary	92,1	–	92,1
Share-based payments reserve movements	15,8	–	15,8
Dividends paid	(352,2)	(84,8)	(437,0)
Proceeds on delivery of shares by share trust	72,1	–	72,1
Shares purchased by share trust and subsidiary	(760,4)	–	(760,4)
Unrealised loss on hedging instruments	(2,3)	–	(2,3)
Equity at 30 September 2007	**3 381,9**	**265,9**	**3 647,8**

SUPPLEMENTARY INFORMATION

	Sept. 2007 Unaudited	Sept. 2006 Unaudited	March 2007 Audited
Net ordinary shares in issue (millions)	**203,1**	209,2	212,0
Weighted average ordinary shares in issue (millions)	**209,0**	210,4	209,5
Tangible net asset value per ordinary share (cents)	**1 649,1**	1 604,1	1 789,4



GROUP SEGMENTAL ANALYSIS

	RCS Financial Services			Retail	
	26 weeks ended 30.09.2007 Unaudited Rm	26 weeks ended 30.09.2006 Unaudited Rm	52 weeks ended 31.03.2007 Audited Rm	**26 weeks ended 30.09.2007 Unaudited Rm**	26 weeks ended 30.09.2006 Unaudited Rm
REVENUE*					
External	**437,1**	327,6	721,6	**3 991,5**	3 614,0
Inter-segment	**–**	–	–	**–**	–
Total revenue	**437,1**	327,6	721,6	**3 991,5**	3 614,0
SEGMENT RESULT					
Operating profit before finance charges	**226,4**	208,4	408,5	**636,9**	537,5
External interest	**(23,4)**	(26,7)	(31,0)	**(35,0)**	(3,6)
Inter-segment interest	**(30,7)**	(24,0)	(54,8)	**30,7**	24,0
Interest (paid) received	**(54,1)**	(50,7)	(85,8)	**(4,3)**	20,4
Income tax expense	**(57,9)**	(50,7)	(99,4)	**(203,9)**	(185,0)
Profit for the period	**114,4**	107,0	223,3	**428,7**	372,9
* Includes retail turnover, interest received and other income					
SEGMENT ASSETS					
Non-current assets	**896,4**	677,0	919,2	**1 278,6**	1 197,6
Current assets	**936,4**	828,0	839,5	**3 728,6**	3 401,3
Inter-segment assets (liabilities)	**14,0**	12,9	12,9	**(14,0)**	(12,9)
Total assets	**1 846,8**	1 517,9	1 771,6	**4 993,2**	4 586,0
SEGMENT LIABILITIES					
Non-current liabilities	**486,9**	362,3	391,6	**1 468,7**	769,0
Current liabilities	**127,6**	106,2	158,1	**1 109,0**	1 337,5
Inter-segment liabilities (assets)	**673,7**	673,1	725,4	**(673,7)**	(673,1)
Total liabilities	**1 288,2**	1 141,6	1 275,1	**1 904,0**	1 433,4
SEGMENT INFORMATION					
Capital expenditure	**3,2**	3,5	13,2	**143,3**	162,0
Depreciation and amortisation	**5,8**	1,8	5,5	**92,2**	82,2

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

52 weeks ended 31.03.2007 Audited Rm	**26 weeks ended 30.09.2007 Unaudited Rm**	26 weeks ended 30.09.2006 Unaudited Rm	52 weeks ended 31.03.2007 Audited Rm
		Consolidated	
7 710,1	**4 428,6**	3 941,6	8 431,7
–	**–**	–	–
7 710,1	**4 428,6**	3 941,6	8 431,7
1 478,5	**863,3**	745,9	1 887,0
(73,7)	**(58,4)**	(30,3)	(104,7)
54,8	**–**	–	–
(18,9)	**(58,4)**	(30,3)	(104,7)
(490,9)	**(261,8)**	(235,7)	(590,3)
968,7	**543,1**	479,9	1 192,0
1 241,2	**2 175,0**	1 874,6	2 160,4
3 783,8	**4 665,0**	4 229,3	4 623,3
(12,9)	**–**	–	–
5 012,1	**6 840,0**	6 103,9	6 783,7
890,8	**1 955,6**	1 131,3	1 282,4
1 338,3	**1 236,6**	1 443,7	1 496,4
(725,4)	**–**	–	–
1 503,7	**3 192,2**	2 575,0	2 778,8
291,2	**146,5**	165,5	304,4
168,6	**98,0**	84,0	174,1



NOTES

1. The unaudited results for the half-year ended 30 September 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting, using the group's accounting policies, that are in line with International Financial Reporting Standards (IFRS) and have been consistently applied to prior periods. Certain comparative figures have been reclassified in order to improve disclosure.
2. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.
3. Included in share capital are 24,0 (2006: 16,9) million shares which are owned by a subsidiary of the company, and 13,4 (2006: 14,4) million shares which are owned by the share incentive trust. These have been eliminated on consolidation.
4. The results of our RCS home loans venture are currently treated as an associate. The accounting treatment is currently being reviewed and the impact on these results is not material.

	Sept. 2007 Unaudited Rm	Sept. 2006 Unaudited Rm	March 2007 Audited Rm
5. **Revenue**			
Retail turnover	**3 666,3**	3 370,2	7 230,0
Interest received (refer note 6)	**510,2**	424,3	873,8
Dividends received – retail	**8,2**	5,0	22,8
Merchant's commission – RCS financial services	**19,2**	15,5	36,2
Club income – retail	**74,5**	45,6	96,1
Club income – RCS financial services	**2,7**	1,9	4,2
Customer charges income – retail	**44,9**	15,6	39,7
Customer charges income – RCS financial services	**8,5**	8,2	16,0
Insurance income – retail	**18,8**	16,5	35,5
Insurance income – RCS financial services	**36,8**	32,4	66,9
Sundry income	**38,5**	6,4	10,5
	4 428,6	3 941,6	8 431,7
6. **Interest received**			
Trade receivables – retail	**176,7**	162,1	299,3
Loan receivables	**167,6**	164,7	336,5
Private label card receivables	**165,9**	97,5	237,0
Sundry – RCS financial services	**–**	–	1,0
	510,2	424,3	873,8

	Sept. 2007 Unaudited Rm	Sept. 2006 Unaudited Rm	March 2007 Audited Rm
7. Net trading expenses			
Depreciation and amortisation	**(98,0)**	(84,0)	(174,1)
Employee costs: normal	**(500,7)**	(422,5)	(920,9)
Employee costs: bonuses and restraint payments	**(32,9)**	–	(24,4)
Employee costs: share-based payments	**(15,8)**	(9,0)	(19,2)
Store occupancy costs: normal	**(270,6)**	(245,8)	(512,7)
Store occupancy costs: operating lease liability adjustment	**(12,1)**	(5,6)	(7,7)
Other income	**243,8**	142,1	305,0
Other operating costs	**(481,6)**	(445,9)	(690,5)
	(1 167,9)	(1 070,7)	(2 044,5)
8. Inventory			
Merchandise	**1 271,6**	1 075,9	1 194,8
Raw materials	**45,6**	30,4	44,4
Goods in transit	**1,2**	44,8	34,3
Shopfitting stock	**16,7**	23,1	18,1
Consumables	**3,2**	3,4	1,3
	1 338,3	1 177,6	1 292,9

9. Operating lease adjustment

During the course of last year, the straight-line model used to calculate the operating lease liability was reassessed. This resulted in an adjustment of R145 million to opening retained earnings. The effect of the reassessment on the prior year income statement is not material and accordingly, comparatives have not been restated.

	Sept. 2007 Unaudited Rm	Sept. 2006 Unaudited Rm	March 2007 Audited Rm
10. Operating profit before working capital changes			
Operating profit before finance charges	**863,3**	745,9	1 887,0
Interest received	**(510,2)**	(424,3)	(873,8)
Dividends received	**(8,2)**	(5,0)	(22,8)
Non-cash items	**125,6**	119,2	201,1
Operating profit before working capital changes	**470,5**	435,8	1 191,5

11. Taxation paid

Due to a timing difference, the taxation cashflow during the current period includes a payment which relates to the prior period.

Comment

GROUP OVERVIEW

In our latest annual report we indicated that this year would be one of the most difficult that the group would experience for many years, but we continue to believe that this will be short-lived and that the economy will once again continue its upward momentum with the government's current spending on infrastructure, as well as the build-up to the Soccer World Cup in 2010. Interest rates have increased seven times since June 2006 which, together with petrol price hikes and the National Credit Act (NCA) that became effective on 1 June 2007, have dampened the economy and have made life more difficult for the average South African consumer.

Trading conditions for the first half of this year have been challenging, particularly since the introduction of the NCA. In the circumstances, our group has achieved another period of acceptable performance. Retail turnover for the first six months increased by 8,8%.

Gross margins for the period were marginally up by 0,1% on the previous period, mainly as a result of a change in the sales mix, with cellphone turnover being weaker than the other product categories.

Operating profit increased by 15,7%, whilst profit before tax increased by 12,5%. After the deduction of the minority interest in RCS Investment Holdings (Pty) Ltd, the group's financial services division, attributable income has increased by 11,5%. Headline earnings per share increased by 12,2% to 236,0 cents.

The group's operating margin for the period increased to 23,5% from 22,1%.

During the period under review 47 new stores were opened whilst 9 stores were closed across all divisions. At the end of the period the group was trading out of 1 370 stores with a trading area of 392 859 square metres, an increase of 3,2% during the current trading period.

The group's dividend cover has been retained at two times attributable headline earnings per share. Accordingly, the interim dividend has increased by 18,0% to 118 cents per share from 100 cents in the corresponding period. It remains the group's policy to annually review the group's dividend cover at the year-end.

TRADING DIVISIONS

Taking into account the more muted consumer environment all our divisions performed satisfactorily.

Retail turnover and growths in the various divisions were as follows:

	No. of stores	Retail turnover Rm	% Change
@home	56	206,9	10,1
Exact!	183	336,2	7,7
Foschini	394	1 531,9	9,9
Markham	199	564,0	6,5
Jewellery division	323	490,8	11,1
Sports division	215	536,5	10,6
Total	1 370	3 666,3	8,8

Total same store sales for the period grew by 4,7%, with apparel growing 4,8%, cosmetics 10,7%, cell phones by 0,7%, jewellery by 8,2% and homewares by 0,3%.

The **Foschini division** traded satisfactorily with same store growth of 4,8%.

The **Markham division** had a disappointing first half with same store growth of 3,7%. In the period since the half-year trading in this division has improved.

The **Jewellery division**, comprising American Swiss Jewellers, Sterns and Matrix, continues to be a leader in the retail jewellery market in southern Africa and traded well. Same store growth was 8,2%.

Exact! with its lower LSM customer base, had same store growth of 4,9%.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, traded satisfactorily, with growth in turnover of 10,6% and same store growth of 4,8%.

Our **@home division** continues to expand and increased its store base to 56 during the period. This division achieved same store growth of 0,3% in this extremely competitive market sector.

28 new stores will be opened in the second half of the year.

FG Financial Services – our retail debtors' book, which amounts to R2,2 billion, has increased marginally during the period, reflecting positive collections, in line with our more aggressive collection procedures which we referred to in our annual report at the end of last year.

Notwithstanding the downturn in the economic cycle, our collections from our debtors remain extremely positive and our debtors' book over this period has seen only a marginal deterioration. Net bad debts as a % of credit transactions increased marginally from 2,6% to 3,1%.

Cash sales as a percentage of total sales increased from 31,9% to 35,0%.

RCS GROUP

RCS Group provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. At present these financial services comprise RCS personal loans, RCS cards, RCS private label cards, RCS home loans and RCS vehicle finance. This division experienced a challenging six months, particularly with the introduction of the NCA, and grew its profit before tax for the period by 9,3%. As a result of the transaction with the Standard Bank of South Africa Limited (SBSA), our group's shareholding in this division decreased by a further 10% to 55% from 1 April 2007.

PROSPECTS

Retail turnover for the first four weeks of the second half has been challenging. The second half of the year is largely dependent on the level of Christmas trading and should turnover growth levels experienced during the first half be maintained, we should be able to produce a satisfactory result for the full year.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 142 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2008 has been declared, payable on Monday, 31 March 2008 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 28 March 2008.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Wednesday, 19 March 2008. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Thursday, 20 March 2008 and the record date, as indicated, will be Friday, 28 March 2008.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Thursday, 20 March 2008 to Friday, 28 March 2008, both dates inclusive.

INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 118 cents per ordinary share payable on Monday, 7 January 2008 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 4 January 2008.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 27 December 2007. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Friday, 28 December 2007 and the record date, as indicated, will be Friday, 4 January 2008.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 28 December 2007 to Friday, 4 January 2008, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board.

E Osrin
Chairman

D M Polak
CEO

Cape Town
1 November 2007

Executive directors: D M Polak, R Stein, A D Murray
Non-executive directors: E Osrin (Chairman), D M Nurek (Deputy Chairman),
Prof F Abrahams, S E Abrahams, F Bergman (Austrian), W V Cuba, N H Goodwin, M Lewis
Company Secretary: D Sheard
Registered office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500
Registration number: 1937/009504/06
Share codes: FOS – FOSP
ISIN codes: ZAE000031019 – ZAE000031027
Transfer secretaries: Computershare Investor Services 2004 (Proprietary) Limited,
Ground Floor, 70 Marshall Street, Johannesburg, 2001
Sponsor: UBS South Africa (Proprietary) Limited

FOSCHINI

AMERICAN SWISS
YOU DESERVE IT

donna-claire
FASHION IN SIZES 14-28

STERNS
THE JEWELLER

fashion EXPRESS

MATRIX
Sunglasses • Cell phones

Luella

@home
THE HOMEWARE STORE

Markham

@homelivingspace

exact!
wearever

TFG
APPAREL SUPPLY CO

sportscene

RCS

TotalSPORTS

DUESOUTH
BE AN OUTSIDER

END